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                                                               Exhibit 99(a)(11)

FOR IMMEDIATE RELEASE               INVESTOR CONTACT:        Donna Ackerly
                                       Georgeson Shareholder Services Inc.
                                                            (212) 440-9837
                                                    dackerly@georgeson.com
                                                    ----------------------

                                    PRESS CONTACT:         Kimberly Cooper
                                     Siemens Corporation, Public Relations
                                                            (732) 906-3802
                                            kimberly.cooper@sc.siemens.com
                                            ------------------------------

SIEMENS COMPLETES TENDER OFFER FOR ACUSON CORPORATION

     NEW YORK, November 3, 2000 - Siemens Medical Engineering Group announced that Siemens has completed its tender offer for the outstanding shares of common stock of Acuson Corporation (NYSE: ACN). The tender offer expired at 12:00 midnight, eastern standard time, on Thursday, November 2, 2000. Based on preliminary information received from EquiServe Trust Company, N.A., the Depositary for the tender offer, a total of 26,026,474 shares (including 701,744 shares subject to guaranteed delivery), representing approximately 93.3% of the outstanding shares of common stock of Acuson Corporation, were tendered prior to the expiration of the tender offer and not withdrawn. All shares validly tendered have been accepted for purchase in accordance with the terms of the offer.

     Under the terms of the merger agreement among Siemens Corporation, its wholly owned subsidiary, Sigma Acquisition Corp., and Acuson Corporation announced on September 27, 2000, Siemens will complete its acquisition of Acuson Corporation by effecting a "short form" merger under Delaware law, in which the remaining Acuson Corporation shares of common stock will be converted into the right to receive $23 net per share in cash. The merger is expected to be completed within the next few days.

     Siemens' Medical Engineering Group, headquartered in Erlangen, Germany, is one of the largest suppliers of healthcare products and services in the world. The Group is renowned for its innovative products, services and complete solutions, ranging from imaging systems for diagnostics and therapy products for treatment to electromedicine and hearing instruments to IT solutions that optimize workflow and increase efficiency in hospitals, clinics and doctors' offices.

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